February 27, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington D.C. 20549-0404

ATTENTION ANDREW D. MEW, ACCOUNTING BRANCH CHIEF

Re: Concierge Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed October 13, 2011

File No. 0-29913

Gentlemen:

In connection with your comments of February 10, 2012 relating to the above report, Concierge Technologies offers the following response to the items in the order in which they were presented to us.

Form 10-K, Item 7:

1.      Refer to your operating results’ discussion. We note you limit your discussion mostly to the revenue line item. In future filings, please provide a more comprehensive discussion to cover all of the significant income statement line items as required under Item 303(a) (3) of Regulation S-K.

We advise the Staff that we will include a more detailed discussion and analysis of the line items that are material contributors to the income statement, including not only revenues but also expenses and cost of goods sold.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 16

Revenue Recognition, page 17

2.      We note your disclosure that “[r]evenue is recognized on the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist, and collectability is reasonably assured.” Please explain to us and clarify in your disclosure if you recognize product revenues based on FOB shipping point or FOB destination.

We advise the Staff that we recognize product revenue based on FOB shipping point. We will modify the language in our disclosure to further clarify our revenue policy.

3.      We note your disclosure of the transition to the business of selling, distributing and marketing mobile incident reporting cameras, and associated hardware and services in fiscal year 2011. In that regard, tell us and expand your revenue recognition policy to disclose how you earned and recognized each of these revenue streams. In addition, please separately present your product and service revenues on the face of your consolidated statements of operations.

We note that service revenues are nominal and therefore we consolidate all revenue into one line item. As an example, in the quarter ending December 31, 2011 we reported revenues of $731,360 with the contribution from services amounting to $183. We will expand the language in our disclosure and bifurcate the revenue streams as presented in the income statement at which time our service revenue stream becomes material.

Note 6. Related Party Transactions, page 20

Notes Payable – Related Parties, page 21

4.      We note your recordation of beneficial conversion feature (BCF) amount of $100,000 in connection with your $100,000 convertible debenture issued on September 8, 2010. However, it appears that the beneficial conversion features did not exist based on your historic common share trading prices and the equivalent exercise price per common share. Note that beneficial conversion feature should be computed based on intrinsic value model as required under ASC 470-20-25-5 and 470-20-30-6. If you computation indicates no intrinsic value and therefore no BCF, we believe you should reclassify your full $100,000 APIC amount into liability. Please explain.

We advise the staff that the shares are first convertible into preferred shares at the $0.20 rate and then further convertible into common shares at $0.01 after 270 days. Thus, we believe that there is intrinsic value based on the noncontingent common share conversion feature, which is based solely on the passage of time. As the conversion into common shares is contingent solely on the passage of time, we determined that a beneficial conversion feature existed as a result of this further conversion right. We will modify the language in our disclosure to reflect the totality of the transaction.

5.      We note you entered into “Employee at will” agreements and acquired an “Exclusive distribution” agreement along with services to be provided by a professional lobby organization to assist your businesses in exchange for 49% ownership interests in Wireless Village, a wholly owned subsidiary on October 8, 2010. We also note that you were using the discounted cash flow model to arrive at the estimated costs of services which represent the fair value of business conveyed and that you expensed the entire amount of $149,137 upfront in the income statements. Please address the following comments.

•        Please explain to us and disclose the nature of the services provided by the professional lobby organization along with its service period. Explain to us your basis under GAAP in using the discounted cash flow model to arrive at the estimated costs of services provided. Explain to us how you consider the guidance in ASC 505-50-30-6 in determining whether the fair value of the services is more reliably measurable than those of the equity instruments issued in this situation. We note that you had abandoned your web hosting business, within Wireless Village. Also explain to us why you recognized the expenses upfront rather than ratably over the service period provided.

The nature of the employee at will contracts provides for these professional consultants to abandon efforts to promote other similar devices to those offered by our subsidiary, Wireless Village. In addition, they appeared on our behalf to lobby for regulatory approval for our device in various municipalities where end users may wish to purchase the device for use in vehicles for hire.

In assessing the fair value of the consideration given to these consultants to enter into the employee at will agreements, we utilized a level 3 determination in accordance with FASC 820-10 as the Company had no comparable transactions or contracts which would provide a basis for concluding the value for similar services. We note that although general consulting contracts are entered into occasionally, the nature of the services provided and the fact that these consulting services relate solely to our specific devices is very unique and we were unable to ascertain comparable contract values from which to estimate a fair value of the consideration given for the employee at will agreements. The use of the discounted cash flow model was determined to be the best method for determining the fair value of the consideration given in shares issued as the present value of the estimated future services represents the fair value of the shares of our subsidiary at this time.

The “at will” employment agreements by nature are no guarantee of future employment and thus the cost of entering the agreement was expensed upfront. In the event that the consultants terminate their agreements, the shares are not returned to the Company.

We will modify our disclosure to provide further clarification as to the nature of the services.

•        Explain to us and disclose the nature of the agreements. Explain why you did not allocate a portion of the estimated fair value of the consideration into the “Employee at will” agreements and “Exclusive distribution” agreement which appear to be intangibles.

The cost of the Employee at Will agreements (the shares of Wireless Village conveyed to the recipients) were in part a recognition that the shareholders would leave their current employment and devote their attention exclusively to our business and conduct the services we described in the preceding bullet point.

We determined that the agreements entered into as part of this transaction did not constitute intangible assets as the consideration paid more closely represents consulting fees related to the at will employment agreements, which by the non-refundable nature are required to be expensed on the date of execution.

We will modify the language in our disclosure to provide further clarification as to the nature of the agreements.

Item 9A. Controls and Procedures, page 25

Internal Control over Financial Reporting, page 25

6.      We note your disclosure related to your assessment of effectiveness of internal control over financial reporting. However, we cannot locate your statement as to the framework you used in evaluating the assessment. Please tell us and disclose such statement as required under Item 308(a) of Regulation S-K.

We advise the staff that the internal control framework utilized is the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We will update the language in our report to include the framework utilized:

Exhibit 101

7.      Please file the XBRL interactive data file related to the financial statements for the fiscal year ended June 30, 2011 as an exhibit. Similarly, please file the exhibit for all of your subsequent periodic reports. Refer to Exhibit 101 of Item 601(a) of Regulation S-K.

The applicable clause from Item 601(b)(101) of Regulation S-K, Rules 405 and 406T of Regulation S-T and the EDGAR Filer Manual states in part “Requirements begin for the first quarterly report on Form 10-Q or annual report on Form 20-F or 40-F, as applicable, that contains financial statements for a period ending on or after June 15, 2011”.

The registrant was not required by regulation to file in XBRL format for the fiscal year ending June 30, 2011on Form 10-K and thus did not prepare a filing. Registrant did comply timely by filing in XBRL format for the subsequent periodic reports ending September 30, 2011 and December 31, 2011.

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We acknowledge that:

•        The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should additional information be needed.

Sincerely,

/s/ David Neibert

David Neibert

C.E.O.